FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Fourth Quarter Report 2005 March 15, 2006 - 8:00 a.m. CET

Delhaize Group’s Net Profit Increases by 23.4%

to EUR 364.9 Million in 2005

2005 Results

•	Accelerating sales growth of 4.2% to EUR 18.6 billion

•	Operating profit increase of 4.0%

•	Net profit up by 23.4% to EUR 364.9 million

•	Proposal to increase net dividend by 7.1% to EUR 0.90

Fourth Quarter 2005 Results

•	Sales growth at identical exchange rates: +5.3%

•	Operating profit grows by 26.2% at identical exchange rates

•	Operating margin increase to 5.3% (4.4% in 2004)

•	Net profit increase of 66.7% at identical exchange rates

CEO Comments

“In 2005, we have accelerated sales growth for the third consecutive year while maintaining our strong operating profit margins,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “Food Lion particularly has accelerated sales momentum in the second half of 2005, using ongoing cost control, price leadership and excellent execution to deliver strong results.”

“Operating profit in the fourth quarter has grown by 26.2% at identical exchange rates, supporting our annual results,” continued Pierre-Olivier Beckers. “We plan to make 2006 our fourth consecutive year with increased sales growth through many in-store initiatives and more store openings, while maintaining our strong margins through cost control and executional excellence.”

Financial Highlights

Q4 2005 (1)			IFRS, in millions of EUR, except EPS	2005 (2)
Actual Results	At Actual Rates	At Identical Rates		Actual Results	At Actual Rates	At Identical Rates
4,969.1	+12.1%	+5.3%	Net sales and other revenues	18,627.5	+4.2%	+4.1%
262.0	+33.9%	+26.2%	Operating profit	898.0	+4.0%	+4.0%
5.3%	—	—	Operating margin	4.8%	—	—
183.2	+58.3%	+50.4%	Profit before taxes and discontinued operations	597.2	+7.5%	+7.7%
121.4	+70.8%	+63.4%	Net profit from continuing operations	373.6	+5.5%	+5.7%
117.0	+74.5%	+66.7%	Net profit	364.9	+23.4%	+23.6%
1.24	+72.6%	+65.0%	Basic net earnings per share (in EUR)	3.89	+21.8%	+22.0%

(1)	The average exchange rate of the U.S. dollar against the euro increased in Q4 2005 by 9.2% compared to last year
(2)	The average exchange rate of the U.S. dollar against the euro remained stable in 2005 compared to last year while the Czech crown appreciated by 8% against the euro

Contacts:
Guy Elewaut:	+32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d'Oultremont:	+32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)
Hans Michiels:	+32 2 412 83 30

FULL YEAR 2005 INCOME STATEMENT

In 2005, net sales and other revenues of Delhaize Group increased by 4.2% to EUR 18.6 billion. Organic sales growth amounted to 2.1%, and net sales and other revenues increased at identical exchange rates by 4.1%, the third consecutive year of accelerating sales growth at identical exchange rates. This was due to:

•	the 4.4% increase of U.S. sales, supported by the increasing sales momentum throughout the year at Food Lion, strong sales at Hannaford and Sweetbay, and the impact of a full year of results from Victory Supermarkets. Comparable store sales grew by 1.1% for the U.S. operations;

•	the 3.4% increase of Belgian sales, including the positive impact of the acquisition of Cash Fresh in May 2005.

Delhaize Group ended 2005 with a sales network of 2,636 stores compared to 2,565 stores at the end of 2004. The net increase of 71 stores was the result of 39 net store openings (including selective store closings), the acquisition of 43 Cash Fresh stores in Belgium and the divestiture of 11 Delvita stores in Slovakia.

Gross margin increased to 25.2% of net sales and other revenues (compared to 24.6% in 2004) primarily due to reduced inventory losses at Food Lion, continued margin management and price optimization at Food Lion and Hannaford, and expanded offerings in higher-margin departments. The implementation of the new inventory and margin management system ACIS allowed Food Lion to improve inventory results by USD 65 million in 2005 compared to the pre-ACIS period.

Selling, general and administrative expenses increased to 20.5% of net sales and other revenues (compared to 20.0% in 2004) primarily because of expenses related to the integration of Victory into Hannaford, the conversion of Kash n’ Karry stores to Sweetbay in Florida, higher utility and fuel prices throughout the Group, an increase in medical costs in the U.S. and a significant statutory increase in labor rates in Belgium. During the second half of 2005, the control over operating expenses improved by the use of strict cost management, the completion of the conversion of Victory stores to the Hannaford banner and lower depreciation and rents. These activities reduced selling, general and administrative expenses as a percentage of sales in the fourth quarter of 2005.

Other operating expenses increased from EUR 31.5 million in 2004 to EUR 44.4 million in 2005. In 2005, other operating expenses included asset impairment charges primarily in relation to Food Lion and Delvita (EUR 11.8 million), the closure of stores in the U.S. in the ordinary course of business (EUR 11.7 million) and losses on the disposal of fixed assets in the U.S. (EUR 18.7 million). The losses on the disposal of fixed assets were primarily related to the store closings and the market renewal activity by Food Lion. In 2005, Food Lion closed 32 stores in the ordinary course of business compared with 10 stores in 2004.

Delhaize Group maintained its operating margin at 4.8% of net sales and other revenues. Operating profit increased by 4.0% to EUR 898.0 million (also +4.0% at identical exchange rates) on the back of stronger sales and gross margin.

Net financial expenses decreased by 2.5% to EUR 300.8 million. While finance costs remained almost stable in 2005, income from investments grew to EUR 26.2 million as a result of more cash on hand and higher short-term interest rates.

The effective tax rate increased from 36.2% to 37.4%, including for both years the tax charge recorded as a result of the settlement reached with the Greek tax authorities at the end of 2005 by our Greek subsidiary Alfa-Beta. The increase is explained by the receipt of USD 5.6 million in interest on a U.S. tax refund in 2004, the increase in tax expense related to share based compensation in 2005, and taxes on increased dividends paid by Delhaize America to the parent company in 2005. These amounts were partially offset by the favorable resolution of state audits at our U.S. subsidiaries in 2005.

Net profit from continuing operations increased by 5.5% to EUR 373.6 million, or EUR 3.93 per basic share. The result from discontinued operations amounted to EUR -3.8 million compared to EUR -52.3 million the previous year. Discontinued operations include the Thai operations (divested on September 1, 2004), the Slovak operations (sold on June 30, 2005) and certain Kash n’ Karry stores closed in the first quarter of 2004.

In 2005, net profit increased by 23.4% to EUR 364.9 million. Per share, basic net earnings was EUR 3.89 (EUR 3.19 in 2004), an increase of 21.8% and diluted net earnings EUR 3.71 (EUR 3.09 in 2004), an increase of 20.0%. The Board of Directors of Delhaize Group will propose at the Ordinary General Meeting of May 24, 2006, the payment of a gross dividend of EUR 1.20 per share. This is an increase of 7.1% versus prior year. After deduction of 25% Belgian withholding tax, the proposed net dividend is EUR 0.90.

FOURTH QUARTER 2005 INCOME STATEMENT

In the fourth quarter of 2005, net sales and other revenues of Delhaize Group increased by 12.1% to EUR 5.0 billion supported by a 9.2% stronger U.S. dollar rate. Organic sales growth amounted to 3.4%, and net sales and other revenues increased at identical exchange rates by 5.3%, supported by strong comparable store sales growth of 2.5% in the U.S., and by the inclusion of results from Victory Supermarkets, acquired in November 2004, and Cash Fresh, acquired in May 2005.

Gross margin increased by 84 basis points to 25.2%, while selling, general and administrative expenses improved by 12 basis points to 19.9% of sales. Gross margin increased because of better inventory results at Food Lion and Delhaize Belgium and continued margin management and price optimization at Food Lion and Hannaford. Strong sales, continued cost management and lower depreciation and rents due to store closings, lease adjustments and fully depreciated assets more than offset the impact of expenses related to the Sweetbay conversions, higher utility and fuel expenses throughout the Group and the negative effect of three strike days and statutory labor rate increases in Belgium.

In the fourth quarter of 2005, Delhaize Group’s other operating expenses amounted to EUR 21.7 million, including impairment charges of EUR 11.8 million primarily in relation to Food Lion and Delvita, and losses amounting to EUR 7.5 million on the disposal of fixed assets in the U.S.

Operating margin increased nearly a full percentage point to 5.3% in the fourth quarter of 2005 (4.4% in the fourth quarter of 2004) due to the improvements in gross margin and operating expenses. Operating profit amounted to EUR 262.0 million, an increase of 33.9%.

Net financial expenses were almost unchanged at EUR 78.8 million. The effective tax rate decreased from 38.6% to 33.7% due to the positive impact of favorable state audit resolution at Food Lion and Hannaford in the U.S.

In the fourth quarter of 2005, Alfa Beta reached an agreement with the Greek tax authorities to settle a tax audit on Trofo and ENA for certain years before the acquisition of these two entities by Alfa-Beta in early 2001. Delhaize Group has recorded the settlement in its opening balance sheet of 2003 as a EUR 10.8 million increase of goodwill and a EUR 1.2 million decrease of Group equity. In addition, a tax charge was recorded: EUR 1.9 million in 2003, EUR 8.2 million in 2004 (incl. EUR 5.7 million in the fourth quarter) and EUR 1.0 million in the fourth quarter of 2005.

In the fourth quarter of 2005, net profit amounted to EUR 117.0 million, an increase of 74.5% compared with 2004. At identical exchange rates, net profit would have increased by 66.7%.

FULL YEAR 2005 CASH FLOW STATEMENT AND BALANCE SHEET

In 2005, net cash provided by operating activities amounted to EUR 902.3 million. Capital expenditures increased to EUR 636.1 million (EUR 494.1 million in 2004) primarily due to the conversion of Victory stores, the continued Sweetbay rollout, the market renewal program at Food Lion, new store openings and a new distribution center for fresh products in Belgium. Delhaize Group generated free cash flow of EUR 309.7 million before the EUR 160.8 million acquisition of Cash Fresh.

At the end of 2005, Delhaize Group held EUR 804.9 million in cash and cash equivalents, anticipating major debt repayments maturing in the first half of 2006. The net debt to equity ratio decreased to 81.4% at the end of 2005 compared to 90.6% at the end of 2004. Delhaize Group’s net debt amounted to EUR 2.9 billion at the end of 2005, an increase of EUR 334.7 million compared to EUR 2.6 billion at the end of 2004 primarily as a result of the strengthening of the U.S. dollar between the two balance sheet dates.

In February 2006, Delhaize Group paid off a 5.5% EUR 150 million Eurobond, using a combination of cash on hand, existing credit facilities and the proceeds from an issuance of EUR 50 million in Medium Term Notes in November 2005.

SEGMENT REPORTING

2005 (in millions)		Net Sales and Other Revenues (1)			Operating Margin		Operating Profit/(Loss)
		2005	2004	2005 /2004	2005	2004	2005	2004	2005 /2004
United States	USD	16,564.4	15,860.8	+4.4%	5.4%	5.3%	901.1	840.4	+7.2%
Belgium	EUR	4,005.1	3,872.9	+3.4%	4.6%	5.0%	182.7	193.2	-5.4%
Greece	EUR	908.0	873.0	+4.0%	2.7%	2.6%	24.2	23.0	+5.1%
Emerging Markets	EUR	400.1	378.4	+5.7%	-0.2%	0.9%	(0.9)	3.5	N/A
Corporate	EUR	—	—	—	N/A	N/A	(32.3)	(31.5)	-2.5%

TOTAL	EUR	18,627.5	17,875.1	+4.2%	4.8%	4.8%	898.0	863.8	+4.0%

Fourth Quarter (in millions)		Net Sales and Other Revenues (1)			Operating Margin		Operating Profit/(Loss)
		4th Q 2005	4th Q 2004	2005 /2004	4th Q 2005	4th Q 2004	4th Q 2005	4th Q 2004	2005 /2004
United States	USD	4,209.2	4,004.3	+5.1%	6.2%	4.8%	260.2	192.7	+35.1%
Belgium	EUR	1,078.7	1,013.4	+6.4%	4.0%	4.7%	43.4	47.7	-9.0%
Greece	EUR	254.2	243.0	+4.6%	5.9%	5.6%	15.1	13.6	+11.2%
Emerging Markets	EUR	107.4	101.6	+5.7%	-1.7%	-1.9%	(1.9)	(1.9)	+3.4%
Corporate	EUR	—	—	—	N/A	N/A	(11.4)	(10.7)	-4.9%

TOTAL	EUR	4,969.1	4,433.2	+12.1%	5.3%	4.4%	262.0	195.7	+33.9%

(1)	All sales are sales to external parties

•	In 2005, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 16.6 billion (EUR 13.3 billion), an increase of 4.4% over 2004 due to a comparable store sales increase of 1.1%, more store openings and the inclusion of results from Victory, acquired in November 2004. Food Lion’s sales were positively impacted by investments in pricing, promotional and marketing activities, pricing optimization using multiple price zones, two successful market renewals and the closing of stores by Winn-Dixie, a major competitor in the Southeast of the U.S. Sales remained solid at Hannaford and Sweetbay, but they were challenging at Harveys, at the unconverted Kash n’ Karry stores and at the former Victory stores because of disruptions related to the conversion to the Hannaford banner.

Delhaize Group finished the year 2005 with 1,537 supermarkets in the U.S. During 2005, Delhaize Group opened or acquired 42 new stores in the U.S., including 11 relocated stores, resulting in an increase of 14 stores, net of 17 store closings. In addition, in 2005, Delhaize Group remodeled and expanded 176 supermarkets in the U.S., including 19 Victory stores converted to the Hannaford banner and 14 Kash n’ Karry stores converted to the Sweetbay banner. Twelve Food Lion stores were converted to Harveys.

In 2005, Food Lion renewed two of its markets. The market renewal in Greensboro, North Carolina, was launched in June, and in October Food Lion launched a market renewal in Baltimore, Maryland. Customers reacted enthusiastically to both market renewals, resulting in major improvements in sales and perception scores. In addition, after one year of testing on the basis of extensive customer feedback, Food Lion introduced major enhancements to its Bloom stores, particularly in its fresh and specialty assortments. In addition, three test stores were launched under the banner Bottom Dollar, a new deep discount concept combining highly competitive prices with an offer of more than 6,500 products, including many fresh products.

During the first nine months of 2005, Hannaford integrated the 19 acquired Victory supermarkets, converting all stores to the Hannaford banner. During the conversion work, sales in the former Victory stores were soft, but in the fourth quarter, sales trends improved supported by a major marketing campaign to reinforce the Hannaford brand in the Massachusetts market. Fourteen Kash n’ Karry stores were converted to Sweetbay Supermarket in 2005. At the end of 2005, 25 stores operated under the Sweetbay banner, and the sales results in these stores continued to be strong.

In 2005, the gross margin of the U.S. operations of Delhaize Group improved by 56 basis points to 27.2%, primarily due to continued margin management and price optimization at Food Lion and Hannaford, reduced inventory losses at Food Lion and the expanded offerings in higher-margin departments such as produce, deli and bakery. Selling, general and administrative expenses increased as a percentage of sales by 33 basis points to 21.7% driven by expenses related to the integration of Victory in Hannaford and the conversion of Kash n’ Karry stores to Sweetbay, higher medical costs, and rising utility and fuel expenses.

In 2005, the operating margin of the U.S. operations amounted to 5.4% (5.3% in 2004) of net sales and other revenues. The operating profit of the U.S. business of Delhaize Group increased by 7.2% to USD 901.1 million.

During the fourth quarter of 2005, the operating margin of the U.S. business of Delhaize Group increased by 137 basis points to 6.2% due to a higher gross margin and lower operating expenses as a percentage of sales. Operating profit grew by 35.1%. Gross margin went up because of better inventory results at Food Lion and the optimization of pricing at Food Lion and Hannaford. Strong sales and strong cost management more than offset the impact of expenses related to the Sweetbay conversions, increased medical expenses and higher utility and fuel expenses.

In 2006, Delhaize Group expects to open 54 new supermarkets in the U.S., including nine stores under the Bloom and Food Lion banners in the new market of Greenville-Spartanburg, South Carolina, 14 new Hannaford stores and nine relocated stores. Delhaize Group plans to close 19 stores in the U.S., resulting in a net increase of 26 stores to a total number at the end of 2006 of 1,563 stores. Furthermore, six Food Lion stores will be converted to the Harveys banner. In total, the selling area of the U.S. businesses is expected to grow by 2.3% net compared with a 1.6% net increase in 2005.

Approximately 158 U.S. stores will be remodeled or expanded in 2006. A market renewal in the Washington, DC, area, will be completed in the second half of 2006. Food Lion will use its two new banners Bloom and Bottom Dollar together with the Food Lion banner in the renewal of the Washington market. In 2006, all Kash n’ Karry operations in the markets of Tampa/St. Petersburg will be re-launched under the Sweetbay Supermarket brand and two new stores will be opened, adding 48 supermarkets under the Sweetbay banner.

•	Delhaize Belgium posted net sales and other revenues of EUR 4.0 billion in 2005, an increase of 3.4% over 2004 due to the acquisition in May 2005 of Cash Fresh, a 43-store chain located in the northeast of Belgium. Comparable store sales declined by -1.1% on account of the weak economic environment, many competitive store openings and adjustments in Delhaize’s non-food offering. During 2005, Delhaize Belgium’s market share decreased from 25.7% to 25.5% (source: AC Nielsen).

In 2005, Delhaize Belgium extended its sales network by 61 stores, 43 of which were Cash Fresh stores acquired in May 2005, for a total of 808 at year-end, including 29 stores in the Grand Duchy of Luxembourg and two stores in Germany. In addition, 15 supermarkets were remodeled in Belgium in 2005.

In 2005, the operating margin of Delhaize Belgium decreased to 4.6% of net sales and other revenues. Gross margin went up by 57 bps to 20.0% due to a better sales mix and improved buying conditions, while selling, general and administrative expenses (excluding other operating expenses) increased by 113 basis points as a percentage of sales to 16.1%, mainly as a result of weaker than expected sales, statutory increases in labor rates and higher energy expenses. Operating profit decreased by 5.4% to EUR 182.7 million.

During the fourth quarter of 2005, the operating margin of Delhaize Belgium declined to 4.0%, mainly due to softer than expected sales, the negative impact of three days of strikes and higher operating expenses that resulted from mandatory salary rate increases and higher energy prices. As a consequence, operating profit declined by 9.0% to EUR 43.4 million.

In 2006, 38 stores, including three company-operated supermarkets will be added to the sales network of Delhaize Belgium, bringing the total to 846 stores at the end of 2006. Delhaize Belgium plans to remodel eight stores in 2006. In addition, Delhaize Belgium will start the conversion of Cash Fresh stores to Delhaize banners and continue the enlargement of its distribution center facilities.

•	In 2005, net sales and other revenues in Greece grew by 4.0% to EUR 908.0 million. Sales growth accelerated during the year due to the success of price reductions and an increasing number of store openings. Operating profit in Greece increased by 5.1%

to EUR 24.2 million, or 2.7% of net sales and other revenues.

In 2005, Delhaize Group increased its number of stores in Greece by six to a total of 135 stores. In 2006, the sales network of Alfa-Beta is expected to be extended by 19 stores, including nine company-operated stores. This will bring the total to 154 stores in Greece.

In the fourth quarter of 2005, Delhaize Group took advantage of opportunities to buy 1.1 million shares of Alfa-Beta, increasing its total shareholding in its Greek subsidiary by 8.7 percentage point from 51.9% to 60.6%.

•	In 2005, the contribution of the Emerging Markets (Czech Republic, Romania and Indonesia) to Delhaize Group’s net sales and other revenues amounted to EUR 400.1 million, an increase of 5.7% versus the prior year on the basis of good sales momentum in Indonesia and Romania. The Emerging Markets’ contribution to the Delhaize Group’s operating profit was slightly negative in 2005 (EUR -0.9 million) due to weak results of the Czech business, including a EUR 5.1 million store asset impairment charge at Delvita.

The sales network of Delhaize Group in its Emerging Markets included 156 stores at year-end, a reduction compared to 166 stores at year-end 2004 as a consequence of the divestiture of the Slovak operations in 2005. Of the 156 stores, 94 were located in the Czech Republic, 16 in Romania and 46 in Indonesia. In 2006, Delhaize Group expects to increase its sales network in its Emerging Markets by 13 stores to a total of 169 stores.

2006 FINANCIAL OUTLOOK

For 2006, Delhaize Group expects the following financial results at identical exchange rates (1 EUR = 1.2441 USD):

•	In 2006, the sales network of Delhaize Group is expected to increase by approximately 96 stores to a total of 2,732 stores.

•	It is expected that net sales and other revenue of Delhaize Group will grow in 2006 by 4% to 5%.

•	Comparable store sales growth of the U.S. operations of Delhaize Group in 2006 is projected to be in the range of 1.5% to 2%.

•	Operating profit is expected to grow by 4% to 6% in 2006.

•	Net profit growth expectations are between 8% and 12%.

For 2006, Delhaize Group expects capital expenditures (excluding finance leases) of approximately EUR 770 million at identical exchange rates, including approximately USD 700 million for the U.S. operations of the Group.

Conference Call and Webcast

Delhaize Group’s management will comment on the 2005 results during a conference call starting March 15, 2006 at 03.00 p.m. CET / 09:00 a.m. EST. The conference call can be attended by calling + 44 (0) 20 7162 0025 (U.K.), + 1 334 323 6201 (U.S.) or + 32 (0) 2 290 1407 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2005, Delhaize Group’s sales network consisted of 2,636 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues and EUR 364.9 million (USD 450.4 million) in net profit. At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Summary Income Statement

4th Q 2005	4th Q 2004 (1)	(IFRS, in millions of EUR)	2005	2004 (1)
4,969.1	4,433.2	Net sales and other revenues	18,627.5	17,875.1
(3,719.3)	(3,355.4)	Cost of sales	(13,930.9)	(13,480.4)

1,249.8	1,077.8	Gross profit	4,696.6	4,394.7
25.2%	24.3%	Gross margin	25.2%	24.6%
21.5	20.1	Other operating income	73.7	70.4
(987.6)	(885.9)	Selling, general and administrative expenses	(3,827.9)	(3,569.8)
(21.7)	(16.3)	Other operating expenses	(44.4)	(31.5)

262.0	195.7	Operating profit	898.0	863.8
5.3%	4.4%	Operating margin	4.8%	4.8%
(86.5)	(84.0)	Finance costs	(327.0)	(323.2)
7.7	4.0	Income from investments	26.2	14.7

183.2	115.7	Profit before taxes and discontinued operations	597.2	555.3
(61.8)	(44.6)	Income tax expenses	(223.6)	(201.2)

121.4	71.1	Net profit from continuing operations	373.6	354.1

(1.2)	(0.2)	Result from discontinued operations, net of tax	(3.8)	(52.3)
120.2	70.9	Net profit before minority interests	369.8	301.8
(3.2)	(3.8)	Minority interests	(4.9)	(6.1)

117.0	67.1	Group share in net profit	364.9	295.7

1.1884	1.2977	Average EUR exchange rate in USD	1.2441	1.2439

(1)	A preliminary reconciliation of the fourth quarter 2004 net profit from Belgian GAAP to IFRS has been published on June 29, 2005, and can be found on Delhaize Group’s website at www.delhaizegroup.com or it can be obtained from the Group’s Investor Relations Department. On February 28, 2006, Delhaize Group revised that 2004 reconciliation due to a tax settlement with the Greek authorities (see Delhaize Group’s website).

Earnings per Share

4th Q 2005	4th Q 2004	(IFRS, in EUR)	2005	2004
		Net profit from continuing operations:
1.26	0.72	Basic	3.93	3.76
1.20	0.69	Diluted	3.75	3.63

		Group share in net profit:
1.24	0.72	Basic	3.89	3.19
1.18	0.69	Diluted	3.71	3.09

		Weighted average number of shares:
94,145,054	93,151,269	Basic	93,933,653	92,662,700
100,867,459	100,680,540	Diluted	100,897,174	97,626,538

94,705,062	93,668,561	Total number of shares at the end of the 4th quarter (1)	94,705,062	93,668,561

94,109,476	93,373,826	Outstanding shares at the end of the 4th quarter	94,109,476	93,373,826

(1)	In conjunction with stock option exercises in the fourth quarter of 2005, Delhaize Group, repurchased 77,200 shares and used 8,404 shares. During the full year 2005, Delhaize Group, repurchased 458,458 shares and used 157,607 shares in conjunction with stock option exercises. Delhaize Group owned 595,586 treasury shares at the end of 2005.

Summary Balance Sheet

(IFRS, in millions of EUR)	December 31, 2005	December 31, 2004 (1)
Assets
Non-current assets	7,440.2	6,278.3
Goodwill	2,997.4	2,462.8
Other intangibles	675.2	601.4
Property, plant and equipment	3,587.7	3,022.7
Investment property and assets held for sale	28.0	17.8
Financial assets (incl. derivatives)	138.5	163.8
Other long-term assets	13.4	9.8
Current assets	2,813.3	2,423.8
Inventories	1,418.0	1,224.5
Receivables and other assets	561.0	512.8
Short-term financial assets	29.4	26.1
Cash and cash equivalents	804.9	660.4

Total assets	10,253.5	8,702.1

Liabilities
Total equity	3,616.7	2,880.6
Shareholders’ equity	3,586.0	2,847.7
Minority interests	30.7	32.9
Non-current liabilities	3,809.5	3,885.4
Financial liabilities (incl. derivatives)	3,209.0	3,346.6
Provisions and deferred taxes liabilities	560.6	511.6
Other long term liabilities	39.9	27.2
Current liabilities	2,827.3	1,936.1
Short term financial liabilities	694.2	69.0
Other current liabilities	2,133.1	1,867.1

Total equity and liabilities	10,253.5	8,702.1

EUR exchange rate in USD	1.1797	1.3621

(1)	A preliminary reconciliation of fourth quarter 2004 shareholders’ equity from Belgian GAAP to IFRS has been published on June 29, 2005, and can be found on Delhaize Group’s website at www.delhaizegroup.com or it can be obtained from the Group’s Investor Relations Department. Afterwards, Delhaize Group revised that 2004 reconciliation due to a tax settlement with the Greek authorities (see press release of February 28, 2006 on Delhaize Group’s website) and adjustments related to accounting of finance leases.

Summary Cash Flow Statement

4th Q 2005	4th Q 2004 (1)	(IFRS, in millions of EUR)	2005	2004 (1)
		Operating activities
120.3	70.9	Net profit before minority interests	369.8	301.8
		Adjustments for
113.5	104.1	Depreciation – continuing operations	430.7	418.6
13.6	12.8	Amortization – continuing operations	51.9	47.8
—	0.3	Depreciation and amortization – discontinued operations	0.7	2.9
11.8	10.8	Impairment loss – continuing operations	11.8	10.8
—	(0.5)	Impairment loss – discontinued operations	—	18.8
140.4	126.4	Income taxes, finance costs and income from investments	524.3	489.2
15.4	13.4	Other non-cash items	50.8	30.0
63.9	43.5	Changes in operating assets and liabilities	(21.6)	66.2
(121.5)	(117.5)	Interests paid	(302.2)	(290.8)
6.5	10.6	Interests and dividends received	24.8	17.3
(74.2)	(12.3)	Income taxes paid	(238.7)	(123.4)
289.7	262.5	Net cash provided by operating activities	902.3	989.2

		Investing activities
(12.3)	(144.2)	Net increase in investments in subsidiaries	(175.5)	(149.0)
(231.6)	(181.1)	Purchase of tangible and intangible assets (capital expenditures)	(636.1)	(494.1)
8.3	1.4	Net investment in debt securities	(3.2)	(25.7)
13.5	27.6	Other investing activities	58.2	26.9
(222.1)	(296.3)	Net cash used in investing activities	(756.6)	(641.9)

67.6	(33.8)	Cash flow before financing activities	145.7	347.3

		Financing activities
—	19.4	Proceeds from the exercise of share warrants and stock options	32.5	38.7
(4.0)	(4.4)	Purchase of treasury shares	(22.6)	(9.5)
(0.8)	0.8	Dividend paid (incl. dividend from subsidiaries to minority interests)	(105.3)	(94.2)
39.9	(48.5)	Additions to (repayments of) long-term loans (net of direct financing costs)	45.1	216.0
1.0	1.0	Escrow maturities for senior notes	11.9	9.2
(0.1)	(47.0)	Additions to (repayments of) short-term loans	(30.2)	(205.9)

36.0	(78.7)	Net cash provided by (used in) financing activities	(68.6)	(45.7)

10.1	(33.0)	Effect of foreign exchange translation differences	67.4	(32.3)
113.7	(145.5)	Net increase in cash and cash equivalents	144.5	269.3
691.2	805.9	Cash and cash equivalents at beginning of period	660.4	391.1
804.9	660.4	Cash and cash equivalents at end of period	804.9	660.4

(1)	Including a reclassification in 2004 of EUR 18.1 million for the fourth quarter between interests paid and changes in operating assets and liabilities, compared with the preliminary amounts published on June 29, 2005 in the IFRS transition document. The preliminary amounts published on June 29, 2005 in the IFRS transition document have also been revised to take into consideration the recent tax settlement with the Greek authorities (see Delhaize Group’s website).

Summary Changes in Shareholders’ Equity (1)

(IFRS, in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2005	2,847.7	32.9	2,880.6
Amortization of deferred loss on hedge	4.1		4.1
Unrealized gain (loss) on securities held for sale	0.1		0.1
Exchange differences on foreign operations	435.7	0.0	435.7

Net income recognized directly in equity	439.9	0.0	439.9
Net profit/(loss)	364.9	4.9	369.8

Total recognized income and expense for the period	804.8	4.9	809.7
Capital increases	31.4		31.4
Treasury shares purchased	(22.6)		(22.6)
Treasury shares sold upon exercise of employee stock options	3.5		3.5
Tax payment for restricted shares vested	(2.3)		(2.3)
Excess tax benefit on employee stock options and restricted shares	1.3		1.3
Stock based compensation expense	27.6		27.6
Dividends declared	(105.4)	—	(105.4)
Purchase of minority interests	—	(7.1)	(7.1)

Balances at December 31, 2005	3,586.1	30.7	3,616.7

Total shares	94,705,062
Treasury shares	595,586
Outstanding shares	94,109,476

(IFRS, in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2004	2,774.8	29.0	2,803.8
Amortization of deferred loss on hedge	4.3		4.3
Unrealized gain (loss) on securities held for sale	0.3		0.3
Exchange differences on foreign operations	(214.8)	(0.6)	(215.4)

Net income recognized directly in equity	(210.2)	(0.6)	(210.8)
Net profit/(loss)	295.7	6.0	301.7

Total recognized income and expense for the period	85.5	5.4	90.9
Capital increases	31.0		31.0
Treasury shares purchased	(9.5)		(9.5)
Treasury shares sold upon exercise of employee stock options	7.8		7.8
Excess tax benefit on employee stock options and restricted shares	6.8		6.8
Stock based compensation expense	24.3		24.3
Convertible bond	19.0		19.0
Dividends declared	(92.6)	(1.5)	(94.1)
Other	0.6		0.6

Balances at December 31, 2004	2,847.7	32.9	2,880.6

Total shares	93,668,561
Treasury shares	294,735
Outstanding shares	93,373,826

(1)	A preliminary reconciliation of fourth quarter 2004 shareholders’ equity from Belgian GAAP to IFRS has been published on June 29, 2005, and can be found on Delhaize Group’s website at www.delhaizegroup.com or it can be obtained from the Group’s Investor Relations Department. Afterwards, Delhaize Group revised that 2004 reconciliation due to a tax settlement with the Greek authorities (see press release of February 28, 2006 on Delhaize Group’s website) and adjustments related to accounting of finance leases.

Supplementary Information (Unaudited)

Number of Stores (1)

	End of 2004	End of 3rd Q 2005	Change 2005	End of 2005	End of 2006 Planned
United States	1,523	1,542	+14	1,537	1,563
Belgium (2)	747	800	+61	808	846
Greece	129	135	+6	135	154
Czech Republic	97	93	-3	94	99
Slovakia	11	—	-11	—	—
Romania	16	16	—	16	21
Indonesia	42	43	+4	46	49

TOTAL	2,565	2,629	+71	2,636	2,732

(1)	Major changes in the store network in the last two years were:
-	the acquisition of 19 Victory supermarkets consolidated from November 26, 2004;
-	the acquisition of 43 Cash Fresh stores consolidated from May 31, 2005;
-	the divestiture of 36 Food Lion Thailand stores since September 1, 2004; and
-	the sale of 11 Delvita stores in Slovakia on June 30, 2005
(2)	Including 29 stores in the Grand Duchy of Luxembourg and 2 stores in Germany at the end of 2005

Organic Sales Growth Reconciliation (unaudited) (1)

4th Q 2005	4th Q 2004	% Change	(in millions of EUR)	2005	2004	% Change
4,969.1	4,433.2	+12.1%	Net sales and other revenues	18,627.5	17,875.1	+4.2%
(300.5)			Effect of exchange rates	(17.5)
4,668.6	4,433.2	+5.3%	Identical exchange rates growth	18,610.0	17,875.1	+4.1%
(62.3)	(30.4)		Victory Super Markets (1)	(259.0)	(30.4)
(53.4)	—		Cash Fresh	(124.9)	—
4,552.8	4,402.8	+3.4%	Organic sales growth	18,226.1	17,844.7	+2.1%

(1)	At 2004 exchange rates

Free Cash Flow Reconciliation

4th Q 2005	4th Q 2004	(in millions of EUR)	2005	2004
289.7	262.5	Net cash provided by operating activities	902.3	989.2
(222.1)	(296.3)	Net cash used in investing activities	(756.6)	(641.9)
(8.3)	(1.4)	Investment in debt securities	3.2	25.7

59.3	(35.2)	Free cash flow (before dividend payments)	148.9	373.0

Net Debt Reconciliation

(in millions of EUR)	December 31, 2005	December 31, 2004
Non-current financial liabilities	3,199.9	3,331.5
Current financial liabilities	694.2	69.0
Derivative liabilities	9.1	15.1
Derivative assets	(1.2)	(6.3)
Investment in securities - non-current	(125.0)	(115.9)
Investment in securities - current	(29.1)	(24.6)
Cash and cash equivalents	(804.9)	(660.4)

Net debt	2,943.1	2,608.4

Total equity	3,616.7	2,880.6

Net debt to equity ratio	81.4%	90.6%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	2005			2004	2005/2004
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	18,627.5	-17.5	18,610.0	17,875.1	+4.2%	+4.1%
Operating profit	898.0	+0.5	898.5	863.8	+4.0%	+4.0%
Net profit from continuing operations	373.6	+0.6	374.2	354.1	+5.5%	+5.7%
Basic EPS from continuing operations	3.93	—	3.93	3.76	+4.5%	+4.7%
Group share in net profit	364.9	+0.6	365.5	295.7	+23.4%	+23.6%
Basic earnings per share	3.89	—	3.89	3.19	+21.8%	+22.0%
Free cash flow	148.9	-0.7	148.2	373.0	-60.1%	-60.3%

(in millions of EUR, except per share amounts)	4th Q 2005			4th Q 2004	2005/2004
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,969.1	-300.5	4,668.6	4,433.2	+12.1%	+5.3%
Operating profit	262.0	-15.0	247.0	195.7	+33.9%	+26.2%
Net profit from continuing operations	121.4	-5.3	116.1	71.1	+70.8%	+63.4%
Basic EPS from continuing operations	1.26	-0.06	1.20	0.72	+73.8%	+66.1%
Group share in net profit	117.0	-5.1	111.9	67.1	+74.5%	+66.7%
Basic earnings per share	1.24	-0.05	1.19	0.72	+72.6%	+65.0%
Free cash flow	59.3	6.6	52.7	(35.2)	N/A	N/A

(in millions of EUR)	December 31, 2005			Dec 31, 2004	Change
Net debt	2,943.1	-308.8	2,634.3	2,608.4	+12.8%	+1.0%

Financial Calendar

• Press release – 2006 first quarter results	May 12, 2006
• Ordinary general meeting of shareholders	May 24, 2006
• Press release – 2006 second quarter results	August 10, 2006
• Press release – 2006 third quarter results	November 9, 2006

IFRS Information

This press release has been prepared on the basis of International Financial Reporting Standards (IFRS) recognition and measurement principles issued by the International Accounting Standards Board (IASB) and interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) effective for 2005 reporting.

More information on the implications for Delhaize Group of the change in reporting standards from Belgian GAAP to IFRS was made available on May 4, 2005 and June 29, 2005, in the documents “Delhaize Group: Transition to IFRS—preliminary financial information”, to be found on Delhaize Group’s website. These documents included a preliminary reconciliation of the quarterly results of 2004 from Belgian GAAP to IFRS.

In the meantime, Delhaize Group adjusted the preliminary reconciliation to take into consideration a tax settlement with the Greek authorities (see press release of February 28, 2006 on Delhaize Group’s website), adjustments related to accounting of finance leases and a reclassification in the fourth quarter of 2004 in the cash flow statement between interests paid and changes in operating assets and liabilities.

Report of the Statutory Auditor

The statutory auditor Deloitte Reviseurs d’Entreprises SCC, represented by Mr. Philip Maeyaert, issued, on March 14, 2006, an unqualified opinion on the annual consolidated financial statements of Delhaize Group for the year ended December 31, 2005. The annual financial information included in the press release is in accordance with the annual financial statements approved by the Board of Directors on March 14, 2006.

Definitions

•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities and financial investments

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property, gains on sale of fixed assets, recycling income, and services rendered to wholesale customers.

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the used non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

Cautionary Note Concerning Forward-Looking Statements

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Additional Quarterly Segment Information

Below you find additional information on the evolution of gross margin and Selling, General and Administrative expenses as a percentage of net sales and other revenues for the U.S. and Belgian operations during the fourth quarter of 2005 compared to the fourth quarter of 2004.

	Delhaize U.S.	Delhaize Belgium
Gross margin	Improvement of 101 bps	Deterioration by 22 bps

SG&A	Improvement of 58 bps	Deterioration by 54 bps

Other operating expenses	Deterioration by 23 bps	Improvement of 8 bps

Operating margin	Improvement of 136 bps	Deterioration by68 bps

DELHAIZE AMERICA, INC.

Unaudited Condensed Consolidated Financial Statements*

for the Fourth Quarter and Fiscal Year Ended December 31, 2005

Condensed Consolidated Statements of Income for the 13 weeks ended December 31, 2005 and January 1, 2005 and the 52 weeks ended December 31, 2005 and January 1, 2005	18

Condensed Consolidated Balance Sheets as of December 31, 2005 and January 1, 2005	19

Condensed Consolidated Statements of Cash Flows for the 52 weeks ended December 31, 2005 and January 1, 2005	20

Supplemental Financial Information	21

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

For the 13 weeks and 52 Weeks ended December 31, 2005 and January 1, 2005

(Dollars in millions)

	13 Weeks Dec 31, 2005 (A)	13 Weeks Jan 1, 2005 (B)	52 Weeks Dec 31, 2005 (C)	52 Weeks Jan 1, 2005 (D)	A%	B%	C%	D%
Net sales and other revenues	$4,209.3	$4,004.1	$16,564.9	$15,848.6	100.00	100.00	100.00	100.00
Cost of goods sold	3,062.9	2,951.6	12,080.6	11,653.0	72.76	73.71	72.93	73.53
Selling and administrative expenses	887.6	855.6	3,586.9	3,343.3	21.09	21.37	21.65	21.10

Operating income	258.8	196.9	897.4	852.3	6.15	4.92	5.42	5.37
Interest expense, net	79.8	84.3	322.9	325.4	1.90	2.11	1.95	2.05
Net loss from extinguishment of debt	—	4.5	—	4.5	0.00	0.12	0.00	0.03

Income from continuing operations before income taxes	179.0	108.1	574.5	522.4	4.25	2.69	3.47	3.29
Provision for income taxes	65.7	52.2	232.9	212.4	1.56	1.30	1.41	1.34

Income before loss from discontinued operations	113.3	55.9	341.6	310.0	2.69	1.39	2.06	1.95
Loss (income) from discontinued operations, net of tax	3.6	(1.1)	9.3	55.9	0.08	-0.03	0.06	0.35

Net income	$109.7	$57.0	$332.3	$254.1	2.61	1.42	2.00	1.60

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

As of December 31, 2005 and January 1, 2005

(Dollars in millions)	December 31, 2005	January 1, 2005
Assets
Current assets:
Cash and cash equivalents	$668.3	$500.0
Receivables, net	116.9	120.6
Receivable from affiliate	20.3	17.4
Inventories	1,198.3	1,147.9
Prepaid expenses	32.0	36.6
Other current assets	26.7	26.3

Total current assets	2,062.5	1,848.8

Property and equipment, net	3,069.4	2,917.3
Goodwill	3,074.0	3,049.6
Intangibles, net	771.4	802.7
Reinsurance recoverable from affiliate	147.2	136.8
Other assets	97.6	173.3

Total assets	$9,222.1	$8,928.5

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$756.7	665.1
Dividend payable	—	25.0
Payable to affiliate	4.5	0.9
Accrued expenses	271.1	256.0
Current portion of capital lease obligations	44.0	40.6
Current portion of long-term debt	581.3	12.3
Other current liabilities	127.5	151.2
Deferred income taxes, net	8.7	3.4
Income taxes payable	72.5	51.5

Total current liabilities	1,866.3	1,206.0

Long-term debt, net of current portion	2,279.9	2,866.2
Capital lease obligations, net of current portion	733.7	722.1
Deferred income taxes, net	215.2	250.3
Other liabilities, net	325.6	314.9

Total liabilities	5,420.7	5,359.5

Shareholders’ equity:
Class A non-voting common stock	163.1	163.1
Class B voting common stock	37.7	37.7
Accumulated other comprehensive loss, net of tax	(49.0)	(55.2)
Additional paid-in capital	2,516.5	2,491.5
Retained earnings	1,133.1	931.9

Total shareholders’ equity	3,801.4	3,569.0

Total liabilities and shareholders’ equity	$9,222.1	$8,928.5

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in millions)

	52 Weeks 12/31/2005	52 Weeks 1/1/2005
Cash flows from operating activities
Net income	$332.3	$254.1
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loss on disposal of discontinued operations	—	72.8
Depreciation and amortization	473.8	468.6
Depreciation and amortization - discontinued operations	—	1.0
Amortization of debt cost/premium	3.6	3.5
Amortization of deferred loss on derivative	8.4	8.4
Transfer from escrow to fund interest, net of accretion	2.3	2.9
Accrued interest on interest rate swap	2.1	1.2
Loss on disposals of property and equipment and capital lease terminations	13.7	11.0
Net loss from exinguishment of debt	—	4.5
Asset impairment provisions	9.4	10.3
Provision for losses on uncollectible receivables and write-off of receivables	12.9	16.8
Stock compensation expense	28.2	6.4
Deferred income tax (benefit) provision	(23.6)	60.6
Deferred income tax benefit - discontinued operations	(5.7)	(30.5)
Other	1.4	0.3
Changes in operating assets and liabilities which provided (used) cash :
Receivables	(9.5)	(24.4)
Net receivable from affiliate	0.7	(3.9)
Inventories	(49.7)	72.2
Prepaid expenses	4.7	(4.6)
Other assets	(2.8)	3.6
Accounts payable	52.3	(20.1)
Accrued expenses	12.2	0.8
Income taxes payable	32.2	41.7
Excess tax benefits related to stock options	(10.3)	—
Other liabilities	(28.0)	(49.2)

Total adjustments	528.3	653.9

Net cash provided by operating activities	860.6	908.0

Cash flows from investing activities
Capital expenditures	(569.7)	(413.7)
Investment in Victory, net of cash acquired	—	(178.8)
Proceeds from sale of property and equipment	22.3	32.5
Other investment activity	54.8	(33.9)

Net cash used in investing activities	(492.6)	(593.9)

Cash flows from financing activities
Proceeds from long-term debt	3.1	1.3
Principal payments on long-term debt	(14.0)	(71.5)
Principal payments under capital lease obligations	(40.9)	(35.7)
Dividends paid	(125.3)	—
Transfer from escrow to fund long-term debt	11.8	8.6
Parent common stock (ADSs) purchased	(49.0)	(40.1)
Proceeds from stock options exercised	4.3	9.7
Excess tax benefits related to stock options	10.3	—

Net cash used in financing activities	(199.7)	(127.7)

Net increase in cash and cash equivalents	168.3	186.4

Cash and cash equivalents at beginning of year	500.0	313.6

Cash and cash equivalents at end of year	$668.3	$500.0

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	60.4	90.0
Capitalized lease obligations teminated for store properties and equipment	5.5	1.1
Construction in progress accruals	24.3	—
Dividends declared but not paid	—	25.0
Change in reinsurance recoverable and other liabilities	10.4	7.0
Reduction of income taxes payable and goodwill for tax adjustments	3.3	8.8
Minimum pension liability adjustment	1.7	3.5

DELHAIZE AMERICA, INC.

Supplemental Information

(unaudited)

	Fourth Quarter ended		Year to Date
	Dec 31, 2005	Jan 1, 2005	Dec 31, 2005	Jan 1, 2005
FREE CASH FLOW RECONCILIATION (Dollars in millions):
Net cash provided by operating activities	$179.2	$181.0	$860.6	$908.0
Net cash used in investing activities	(174.1)	(321.8)	(492.6)	(593.9)

Free cash flow	$5.1	$(140.8)	$368.0	$314.1

NET DEBT RECONCILIATION (Dollars in millions):

Long-term debt, net of current portion			$2,279.9	$2,866.2
Captial lease obligations, net of current portion			733.7	722.1
Current portion of long-term debt			581.3	12.3
Current portion of capital lease obligations			44.0	40.6
Cash and cash equivalents			(668.3)	(500.0)
Escrow funding for Senior Notes			(58.8)	(72.9)

Net debt			$2,911.8	$3,068.3

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:

Stores opened	10	13	42	34
Stores acquired	0	19	0	19
Stores closed	15	3	28	45
Stores renovated	87	22	176	79

Total stores			1537	1523

Capital expenditures (dollars in millions)	$187.0	$153.3	$569.7	$413.7
Total square footage (in millions)			56.9	56.1
Square footage increase			1%	1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: March 17, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President